SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2000

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Freeman Cosmetic Corporation Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Freeman Cosmetic Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

By /s/ Conrad A. Conrad Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 21, 2001

THE FREEMAN COSMETIC CORPORATION
CAPITAL ACCUMULATION PLAN

Financial Statements
Year Ended November 30, 2000
And the Eleven-Month Period Ended November 30, 1999,
Supplemental Schedules as of and for the
Year Ended November 30, 2000,
and Independent Auditors’ Report

INDEPENDENT AUDITORS' REPORT
Net Assets Available for Benefits
Changes in Net Assets Available for Benefits
Notes to Financial Statements
Assets Held for Investment Purposes at End of Year
Reportable Transactions
EX-23.1

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2000 AND

NOVEMBER 30, 1999 AND FOR THE YEAR ENDED

NOVEMBER 30, 2000 AND THE ELEVEN-MONTH PERIOD

ENDED NOVEMBER 30, 1999:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2000

AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	10

Reportable Transactions	11

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	12

INDEPENDENT AUDITORS’ REPORT

To The Plan Administrator and Participants of
The Freeman Cosmetic Corporation Capital Accumulation Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Freeman Cosmetic Corporation Capital Accumulation Plan (the “Plan”) as of November 30, 2000 and November 30, 1999, and the related statements of changes in net assets available for benefits for the year ended November 30, 2000 and the eleven-month period ended November 30, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2000 and November 30, 1999, and the changes in net assets available for benefits for the year ended November 30, 2000 and the eleven-month period ended November 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2000 on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 21, 2001

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2000 AND 1999

ASSETS	2000	1999
INVESTMENTS AT FAIR VALUE:

Mutual Funds	$685,396	$1,237,102

Guaranteed Investment Contract Funds	58,674	24,004

Common Stock	203,599	317,312

Participant notes receivable	36,368	35,622

NET ASSETS AVAILABLE FOR BENEFITS	$984,037	$1,614,040

See notes to financial statements.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED NOVEMBER 30, 2000
AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1999

	2000	1999
Contributions:

Employer	$62,205	$48,260

Employee pre-tax	120,724	114,786

Employee after-tax	1,026	5,564

Total contributions	183,955	168,610

Investment income:

Dividends	37,338	3,500

Interest	28,214	110,546

Net (depreciation)/appreciation in fair value of investments	(238,006)	53,626

Total investment (loss)/income	(172,454)	167,672

Benefits paid to participants	(641,504)	(2,677,214)

NET (DECREASE)	(630,003)	(2,340,932)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	1,614,040	3,954,972

NET ASSETS AVAILABLE FOR BENEFITS

END OF PERIOD	$984,037	$1,614,040

See notes to financial statements.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED NOVEMBER 30, 2000
AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1999

1.	DESCRIPTION OF THE PLAN

The following brief description of The Freeman Cosmetic Corporation Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

In 1999, the Plan adopted Statement of Position (“SOP”) 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. The SOP, among other items, eliminates the previous requirements for a defined contribution plan to present changes in net asset information by fund for participant-directed investments. The financial statements are presented in conformity with SOP 99-3.

On July 1, 1998, The Dial Corporation acquired Freeman Cosmetic Corporation.

The Freeman Cosmetic Corporation 401(k) Plan was established on July 31, 1993 and was amended and restated effective January 1, 1995. Effective January 1, 1999, the Plan was amended and restated again, renaming the Plan as The Freeman Cosmetic Corporation Capital Accumulation Plan. It is a voluntary defined contribution plan and is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code Section 401(k). The Plan covers active employees of Freeman Cosmetic Corporation (the “Company”) over the age of 21 who have completed at least one-half year of service.

Effective January 1, 1999, the Plan year was changed from the twelve-month period from January 1 through December 31 to the twelve-month period beginning on December 1 and ending on November 30. The change is effective for the Plan year commencing as of January 1, 1999, resulting in an eleven-month plan year ending November 30, 1999.

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee at the designation of the participants. In 1999 and 2000, the Plan’s trustee was T. Rowe Price (“TRP”). In 1999, the Plan began to offer participants multiple funds in which to invest pretax, after-tax and rollover deposits in various funds.

1)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 5.88% to 7.83% for 2000 and 5.35% to 8.41% for 1999, resulting in a blended rate of return for the fund of 6.10% and 5.95%, for 2000 and 1999, respectively.

4)	T. Rowe Price Personal Strategy Income Fund — This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

5)	T. Rowe Price Personal Strategy Balanced Fund —This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price Personal Strategy Growth Fund —This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price Value Fund —This fund seeks long-term capital appreciation by investing in stocks in a variety of industries. The fair value of the fund is dependent upon the market value of the investments.

8)	T. Rowe Price Mid-Cap Growth Fund —This fund seeks long-term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Small-Cap Stock Fund —This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

10)	T. Rowe Price International Stock Fund —This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

11)	T. Rowe Price Spectrum Growth Fund —This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the market value of the investments.

12)	Pimco Total Return Fund —This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-

grade bonds with duration ranging from three to six years. The fair value of the fund is dependent upon the market value of the investments.

13)	The Dial Corporation (“Dial”) Common Stock Fund — This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation for 2000 and 1% to 12% for 1999. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction. For 2000, each employee may elect an after-tax contribution of between 1% and 10% of compensation. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code. Company matching contributions are made in Dial Stock.

c.	Payment of Benefits — Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

d.	Participant Loans and Hardship Withdrawals —The Plan permits loans to Plan participants up to the lesser of 50% of the participant’s vested account balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in substantially equal installments over a maximum of five years, except for loans for purchasing a home. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the original investment funds liquidated to provide the principal. Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

e.	Vesting — Employee contributions are 100% vested and non-forfeitable, including earnings on these contributions. Beginning in 1999, all employer contributions are 100% vested and non-forfeitable. Prior to then, participants were ratably vested in employer contributions during the first three years of continuous employment as defined by the Plan, except at retirement, disability or death when they become 100% vested. Forfeitures of previous employer contributions are used to reduce the Company’s contribution to the Plan.

f.	Participant Accounts — For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit, which can be provided from the combined amount of these participant accounts less participant loans.

g.	Plan Administration — The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan are shared between the Company and the Plan. The amount assumed by the Company is at the Company’s discretion and may be paid by the Plan or directly by the Company. For the year ended November 30, 2000 and for the eleven months ended November 30, 1999, Plan expenses were paid directly by the Company.

h.	Plan Termination — While it is the Company’s intention to continue the Plan and Company contributions, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, provided that all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits — Benefits are recorded when paid.

d.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2000 and 1999.

	November 30

	2000	1999

Mutual Funds:

Pimco Total Return Fund	$36,897

TRP Blue Chip Growth Fund	76,198

TRP International Stock Fund	3,223

TRP Mid-Cap Growth Fund	36,502

TRP Personal Strategy Balanced Fund	4,902

TRP Personal Strategy Growth Fund	12,018

TRP Personal Strategy Income Fund	416,956

TRP Small-Cap Stock Fund	8,912

TRP Spectrum Growth Fund	80,677	$98,363

TRP Spectrum Income Fund		38,444

TRP Prime Reserve Fund		884,823

TRP Value Fund	6,993

TRP Equity Index Trust Fund	2,118

Vanguard Windsor II Fund		116,897

Retirement Strategy TR Balance		98,575

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	58,674	24,004

Common Stock:

The Dial Corporation *	203,599	317,312

Participant notes receivable	36,368	35,622

NET ASSETS AVAILABLE FOR BENEFITS	$984,037	$1,614,040

* Nonparticipant-directed

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	November 30,

	2000	1999

Net Assets:

The Dial Corporation Common Stock	$203,599	$317,312

Year Ended
November 30, 2000

Changes in Net Assets:

Contributions	$101,568

Dividends	4,372

Net loan withdrawals	(4,163)

Net depreciation	(195,320)

Plan transfers	6,613

Benefits paid to participants	(26,783)

$(113,713)

5.	RELATED PARTY TRANSACTIONS

In 2000 and 1999, Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2000

Form 5500, Schedule H, Part IV
Schedule of Assets Held for Investment Purposes at End of Year

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

TRP Stable Value Fund	GIC Fund (58,674 shares)	**	$58,674

TRP Equity Index Trust Fund	Mutual Fund (61 shares)	**	2,118

Pimco Total Return Admin	Mutual Fund (3,604 shares)	**	36,897

TRP Personal Strategy Income Fund	Mutual Fund (31,951 shares)	**	416,956

TRP Personal Strategy Balanced Fund	Mutual Fund (304 shares)	**	4,902

TRP Personal Strategy Growth Fund	Mutual Fund (617 shares)	**	12,018

TRP International Stock Fund	Mutual Fund (212 shares)	**	3,223

TRP Mid-Cap Growth Fund	Mutual Fund (915 shares)	**	36,502

TRP Value Fund	Mutual Fund (367 shares)	**	6,993

TRP Small-Cap Stock Fund	Mutual Fund (372 shares)	**	8,912

TRP Spectrum Growth Fund	Mutual Fund (4,822 shares)	**	80,677

TRP Blue Chip Growth Fund	Mutual Fund (2,200 shares)	**	76,198

The Dial Corporation	Common Stock (17,328 shares)	$408,112	203,599

Participant notes receivable	Participant loans (Interest at 8.25% to 10.50%, maturing from 2000 to 2013)		36,368

	Total assets held for investment purposes		$984,037

** Cost information is not required for participant-directed investments

THE FREEMAN COSMETIC CORPORATION CAPITAL ACCUMULATION PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2000
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

					Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	Or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

TRP Personal Strategy Income Fund	Mutual Fund	$417,865		$417,865	$417,865

TRP Personal Strategy Income Fund	Mutual Fund	101,273		101,273	101,273

TRP Personal Strategy Income Fund	Mutual Fund		$101,273	106,015	101,273	($4,742)

TRP Prime Reserve Fund	Mutual Fund		354,234	354,234	354,234

TRP Prime Reserve Fund	Mutual Fund		333,278	333,278	333,278

Series of Transactions

Vanguard Windsor II Fund	Mutual Fund		129,163	144,810	129,163	(15,647)

The Dial Corporation	Common Stock	192,243		192,243	192,243

The Dial Corporation	Common Stock		118,141	152,935	118,141	(34,794)

TRP Blue Chip Growth Fund	Mutual Fund	100,663		100,663	100,663

TRP Personal Strategy Income Fund	Mutual Fund	539,995		539,995	539,995

TRP Personal Strategy Income Fund	Mutual Fund		117,539	122,538	117,539	(4,999)

TRP Retirement Strategy Fund	Mutual Fund		119,091	106,449	119,091	12,642

TRP Prime Reserve Fund	Mutual Fund		911,323	911,323	911,323

Index to Exhibits

Exhibit 23 - Independent Auditors’ Consent